NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

November 20, 2023

Via EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeff Gordon Andrew Blume Sarah Sidwell Asia Timmons-Pierce

Re:	Pono Capital Three, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed on October 23, 2023 File No. 333-274502

Ladies and Gentlemen:

On behalf of Pono Capital Three, Inc. (the “Company”), we are hereby responding to the letter dated November 6, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on October 23, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Form S-4/A filed October 23, 2023

General

1.	We note your response to prior comment 21. Please elaborate on the other covenants and commitments received by the holders of Founder Shares and Placement Shares.

Response: The Company has revised the disclosure on the cover letter and pages 54 and 161 of the Amended Registration Statement as requested.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA
NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

Recommendation to Pono Shareholders, page 32

2.	We note your response to prior Comment 4 and reissue in part. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Response: The Company has revised the disclosure on pages 14, 32, 94, and 126 of the Amended Registration Statement as requested.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Financial Position, page 45

3.	We note your response to comment 5 and your disclosures in pro forma adjustment I indicating that the fair value of the Forward Share Purchase Agreement derivative represents the full fair value of the Recycled Shares. Considering the derivative appears to represent an embedded put option on your shares, clarify how you determined the derivative should equal the fair value of the underlying shares as opposed to an amount calculated using a valuation technique appropriate under the circumstances. See ASC 820- 10-35-2 and ASC 820-10-35-24 through -24A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has valued the Forward Share Purchase Agreement in accordance with guidance in ASC 820-10-35-2 and ASC 820-10-35-24 through -24A to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions while maximizing relevant observable inputs. The Company has revised the Forward Share Purchase Agreement valuation within the unaudited pro forma condensed consolidated balance sheet on pages 48 and 49 and related disclosure within adjustment L on page 48.

Information About Horizon

Overview, page 174

4.	We note your disclosure regarding a Special Flight Operations Certificate planned for Q3 2023. Please revise your disclosure to provide an update on the current status of this certificate.

Response: The Company has revised the disclosure on page 178 of the Amended Registration Statement as requested.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ E. Peter Strand
E. Peter Strand

cc:	Davin Kazama, Pono Capital Three, Inc.
Gary Miyashiro, Pono Capital Three, Inc.

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